                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               Just For Feet, Inc.
                         -------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
                         -------------------------------
                         (Title of Class of Securities)


                                    48213P106
                         -------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                         -------------------------------
                                     (Date)


        Check the following box if fee is being paid with this statement


        ----------------------------------------------------------------

CUSIP NO. 48213P106
          ---------
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1)  Names of Reporting Persons                  I.R.S. No. 31-0738296
    S.S. or I.R.S. Identification Nos.          BANK ONE CORPORATION
    Above Persons

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2)  Check the Appropriate Box if a
    Member of a Group                           (a)
    (See Instructions)                              ---------------------
                                                (b)
                                                    ---------------------

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3)  SEC Use only

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4)  Citizenship or Place of
    Organization                                ILLINOIS

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Number of Shares          (5) Sole Voting Power             1,675,604
Beneficially                                             ----------------
Owned by                  (6) Shared Voting Power                0
Each Reporting                                           ----------------
Person with               (7) Sole Dispositive Power        1,660,292
                                                         ----------------
                          (8) Shared Dispositive Power         18,002
                                                         ----------------

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9)  Aggregate Amount Beneficially                           1,685,944
    Owned by Each Reporting Person                       ----------------

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10) Check if the Aggregate Amount
    in Row (9) Excludes Certain
    Shares (See Instructions)

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11) Percent of Class Represented
    by Amount in Row 9                                         5.41%
                                                         ----------------

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12) Type of Reporting Person
    (See Instructions)                                          HC
                                                         -----------------
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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1

Item 1(a)  Name of Issuer:                               Just For Feet, Inc.
                                                     ---------------------------

Item 1(b)  Address of Issuer's principal executive
           offices:                                  7400 Cahaba Valley Rd.
                                                     ---------------------------
                                                     Birmingham, AL
                                                     ---------------------------
                                                     35242
                                                     ---------------------------

Item 2(a)  Name of person filing:                    BANK ONE CORPORATION

Item 2(b)  Address of principal business office or,  One First National Plaza
           if none residence:                        Chicago, IL 60670

Item 2(c)  Citizenship:                              Not Applicable

Item 2(d)  Title of class of securities:             Common Stock
                                                     ---------------------------
Item 2(e)  CUSIP No.:                                48213P106
                                                     ---------------------------

Item 3.    This statement is filed pursuant to Rule 13d-1(c).

Item 4.    Ownership

           This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Just For Feet, Inc.
                               -------------------------------------------------
                                                                               :
           --------------------------------------------------------------------

           (a) Amount beneficially owned:                      1,685,944
                                                        ------------------------
           (b) Percent of class                                  5.41%
                                                        ------------------------

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:      1,675,604
                                                                  --------------
               (ii)  Shared power to vote or to direct the vote:         0
                                                                  --------------
               (iii) Sole power to dispose or to direct the
                     disposition of:                                1,660,292
                                                                  --------------
               (iv)  Shared power to dispose or to direct the
                     disposition of:                                  18,002
                                                                  --------------
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Item 5.  Ownership of 5 percent or less of a Class.                      N/A
                                                                       ---------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.   N/A
                                                                       ---------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


                          The One Group
                          Bank One Trust Co., NA
                          Bank One, Arizona, NA
                          Bank One, Texas, NA
                          Bank One, West Virginia, NA
                          Bank One, Kentucky, NA
                          NBD Bank (Michigan)
                          NBD Bank (Indiana, NA)

Item 8.  Identification and Classification of Members of the Group.      N/A
                                                                       ---------

Item 9.  Notice of Dissolution of Group.                                 N/A
                                                                       ---------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:   2/1/99
      -------------

                                            BANK ONE CORPORATION

                                            By: /s/ DAVID J. KUNDERT
                                                David J. Kundert
                                                EXECUTIVE VICE PRESIDENT